Tenet Reports $21.6M in Revenue for Q3 2022 as Operations Felt Impact of Economic Conditions in China

Toronto, Ontario--(Newsfile Corp. - November 29, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC

Pink: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, today announced its financial results and operating highlights for the three-month and nine-month periods ended September 30, 2022. The Chinese economy as a whole continued to languish from the effects of sporadic government-imposed COVID-19 lockdowns throughout the quarter, which had an impact on the Company's operations. Tenet cautioned that its third quarter results, coupled with the prevailing difficult economic conditions in China, will likely cause its 2022 revenue to come in below the guidance last updated in May 2022.

Tenet generated $21.6M in revenue in Q3 and had a net loss of $7.7M as the Company continued to invest to launch its North American operations in the fourth quarter of 2022 and diversify its revenue streams. All amounts expressed are in Canadian dollars.

Q3 Financial Highlights:

  Total Revenue of $21.6M
  Adjusted EBITDA of ($3.8M)
  Net Loss of ($7.7M)

Summary of Quarterly Evolution of Revenue, Adjusted EBITDA and Net Income (Loss)

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Revenue	$21,585,258	$32,432,228	$34,741,460	$33,048,249	$25,695,570
Expenses[1]	$25,369,965	$35,428,207	$35,309,665	$33,226,492	$24,195,016
Adjusted EBITDA[2]	($3,784,707)	($2,995,979)	($568,205)	($178,245)	$1,500,555
Net Income (Loss)[3]	($7,715,209)	($6,332,672)	($3,359,601)	($49,994,623)	$1,526,286

1 Expenses, for the calculation of Adjusted EBITDA, do not include finance costs, interest, taxes, depreciation (including impairment of intangible assets) loss on settlement of debt, gain on bargain purchase and amortization.

2 Adjusted EBITDA equals net income (loss) before finance costs, taxes, depreciation, amortization and impairment of intangible assets, loss on extinction of debt, gain on bargain purchase and amortization. Adjusted EBITDA is provided as a supplementary earnings measure to assist readers in determining the Company's ability to generate cash flows fromoperations and to cover finance charges. Adjusted EBITDA and EBITDA are also widely used for business valuation purposes. Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

3 The net loss for Q3 2022 included a total of $4,218,826 in impairment charges related to the Company's acquisition of the Heartbeat platform. Part of the impairment charges may be reversed in the future as the platformmakes more substantial contributions to the Company's revenue.

Q3 Operating Highlights:

  Over 1,000 registered truck drivers on YunFleet shipping and transportation platform in China
  $1.7M in revenue from insurance related services
  $1.1M in revenue generated from YunFleet platform
  Over 2,000 pre-registered SMEs for Canadian launch of Business Hub™

ABOUT THIRD QUARTER FINANCIAL AND OPERATING RESULTS SUMMARY

Although COVID-19 related shutdowns continued to hamper the Chinese economy and the Company's operations during the quarter, Tenet was still able to make progress on some important elements of its business plan in China. The Company was able to continue to diversify its revenue stream and create synergies between its offerings.

Canadian SMEs continued to respond very favorably to the Company's value proposition, which helped Tenet's Business Hub™ to surpass 2,000 SME pre-registrations during the quarter. The Company was able to formulate its initial advertising offering to potential advertisers who would want to reach SME owners and executives, positioning Tenet to record its first revenues in Canada sometime in Q4 2022.

In summary, the Company generated revenue of $21,585,258 for the three-month period and $88,758,946 for the nine-month period ended September 30, 2022, compared to $25,695,570 for the three-month period and $70,584,525 for the nine-month period ended September 30, 2021.

Total expenses before taxes for the quarter amounted to $30,164,621, compared to $23,312,024 for the same period in 2021. The net loss for the third quarter of 2022 was $7,715,209 compared to net income of $1,526,286 for the same period in 2021.

Full details of the Company's third quarter 2022 financial results can be found in the Unaudited Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) for the three-month and nine-month periods ended September 30, 2022 and 2021, which are available at www.sedar.com.

Tenet will host an investor webinar on Wednesday, November 30 at 8:30 am EST, where President & CEO Johnson Joseph and CFO Jean Landreville will discuss the Q3 2022 financial results. Registration for the event is available at: https://app.webinar.net/rx0dwdpwzZn

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI- based services to businesses and financial institutions through the Business Hub™, a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com

For more information, please contact:

Tenet Fintech Group Inc.

Branka Petrovic, Investor Relations & Marketing

437-778-7238

bpetrovic@tenetfintech.com

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251

cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA

312-261-6430

mark.schwalenberg@mzgroup.us

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenet_Fintech

Facebook: @Tenet

LinkedIn: Tenet

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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